5

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number:  0-28555
(Check one)

|  | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      | X | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended June 30, 2002

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   VOLT INC.

Address of principal
executive office:          P.O. Box 116

City, State and Zip Code:  Catheys Valley, CA 95306

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's anual report on Form 10-QSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed due to delays in the independent auditor receiving confirmations from third parties.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
           Denis C. Tseklenis                         (209)  374-3485
           ------------------                    --------------------
          (Name)                                (Area Code)   (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             |X| YES  |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |  | YES | X | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:
         -----------


                  N/A

Exhibits 1.1      Letter from Independent Accountants

                                    VOLT INC.
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 13, 2002                 By /s/    Denis C. Tseklenis
                                                  ----------------------
                                           Denis C. Tseklenis
                                           President and Chief Executive Officer

EXHIBIT 1.1 - Letter from Accountants



STATEMENT BY BAGELL, JOSEPHS AND COMPANY, LLC

August 13,  2002

To the Board of Directors
VOLT INC.

We have been engaged and are currently in the process of reviewing the Form 10-QSB of Volt Inc. (formerly known as Deerbrook Publishing Group, Inc.) for the quarter ended June 30, 2002. We are currently awaiting certain information necessary to complete our review. Upon receipt of the information, we intend to complete our review of the Form 10-QSB and assist in the preparation of a timely filing of same.

/s/ Neil Levine

Neil Levine, CPA
Bagell, Josephs and Company, LLC
Gibbsboro, NJ